02020070

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P.E. 2-25-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
FEB 27 2002
1086

For the month of February 25, 2002

Gearbulk Holding Limited
(Translation of registrant's name into English)

Par La Ville Place,, 14 Par La Ville Road, Hamilton HMJX Bermuda
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________ .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gearbulk Holding Limited
(Registrant)

Date February 26, 2002

By [signature]
(Signature)*

PROCESSED
MAR 13 2002
THOMSON FINANCIAL

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Redemption of 11-1/4% Senior Notes due 2004

On February 25, 2002, pursuant to the terms of the Indenture dated as of December 1, 1994, as amended or supplemented, between Gearbulk Holding Limited (the "Company") and JPMorgan Chase Bank (formerly known as Chemical Bank) as trustee (the "Trustee"), the Company notified the Trustee that it will redeem, on March 27, 2002 (the "Redemption Date"), all of its outstanding 11-1/4% Senior Notes due 2004 (the "Notes") at a redemption price (the "Redemption Price") equal to 101.875% of the principal amount thereof plus accrued interest to but excluding the Redemption Date. On and after the Redemption Date, interest will cease to accrue on the Notes.

On the Redemption Date, the Company will pay the Redemption Price for the Notes upon presentation and surrender of the Notes to the Trustee.

A copy of the Notice of Redemption provided to the Trustee on February 25, 2002 is attached hereto.

NOTICE OF REDEMPTION

To the Holders of Gearbulk Holding Limited
11-1/4% Senior Notes Due 2004
(CUSIP Number 368294AA2)*

Redemption Date: March 27, 2002

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Indenture dated as of December 1, 1994, as amended or supplemented, between Gearbulk Holding Limited (the "Company") and JPMorgan Chase Bank (formerly known as Chemical Bank) as trustee (the "Trustee"), the Company will redeem, on March 27, 2002 (the "Redemption Date"), all of its outstanding 11-1/4% Senior Notes due 2004 (the "Notes") at a redemption price (the "Redemption Price") equal to 101.875% of the principal amount thereof plus accrued interest to but excluding the Redemption Date. On and after the Redemption Date, interest will cease to accrue on the Notes.

On the Redemption Date, the Company will pay the Redemption Price for the Notes upon presentation and surrender of the Notes at the following offices:

By Mail:

JPMorgan Chase Bank
Institutional Trust Services
P.O. Box 2320
Dallas, TX 75221-2320

By Hand:

JPMorgan Chase
Inst. Trust Sec. Window
55 Water Street - 2nd Floor
Room 234 - North Bldg.
New York, NY 10041

By Courier:

JPMorgan Chase Bank
Institutional
2001 Bryan Street - 9th Floor
Dallas, TX 75201

The method of delivery is at the option and risk of the Holder of the Notes, but if delivery is by mail, certified or registered mail is recommended for your protection.

Important Tax Information - Please Read Carefully:

Under the provisions of the Internal Revenue Code, payments of principal and interest on securities may be subject to backup withholding tax of 31% of such payments to Holders who have not certified their taxpayer identification number on Form W-9. Holders who wish to avoid backup withholding should submit a completed and signed Form W-9 when presenting securities for payment.

Dated: February 25, 2002

Gearbulk Holding Limited
By: JPMorgan Chase Bank, as Trustee

* *No representation is made as to the correctness of the CUSIP number either as printed on the Notes or as contained in this Notice of Redemption. Neither the Company nor the Trustee shall be responsible for the selection or use of this CUSIP number.*